UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

AK STEEL HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Commission File No. 1-13696

Delaware	31-1401455
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9227 Centre Pointe Drive, West Chester, Ohio	45069
(Address of principal executive offices)	(Zip Code)

Joseph C. Alter
Vice President, General Counsel and Corporate Secretary
AK Steel Holding Corporation
9227 Centre Pointe Drive
West Chester, Ohio 45069
(513) 425-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

This report on Form SD for the year ended December 31, 2015, is submitted by AK Steel Holding Corporation, on behalf of itself and its consolidated subsidiaries, including without limitation its 100%-owned subsidiary, AK Steel Corporation (collectively, the “Company”), pursuant to Section 13(p) of the Securities Exchange Act of 1934, as amended, Rule 13p-1 and the related rules and guidance promulgated by the Securities and Exchange Commission (collectively, the “Conflict Minerals Rules”) to implement the reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. For purposes of this report, the term “Conflict Minerals” includes the following:

(1)
Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State of the United States determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country (“Conflict Countries”); and

(2)	Any other material or its derivatives determined by the Secretary of State of the United States to be financing conflict in Conflict Countries.

Conflict Minerals Disclosure

In summary, the Company has determined that the only Conflict Mineral necessary to the functionality or production of a product manufactured by the Company or contracted by the Company to be manufactured (collectively, “Products”) is tin, and all of the tin used by the Company is (i) from scrap or recycled sources, or (ii) deemed to be “conflict-free” as detailed more fully below.

The Company’s initial efforts related to the identification of Conflict Minerals commenced in 2010. These efforts involved cross-functional collaboration among several of the Company’s departments—including the Research and Development, Quality and Legal departments—to review the specifications of the Company’s Products and whether any Conflict Minerals were necessary to the functionality or production of such Products. In addition, the Company engaged in due diligence with respect to the third-party materials purchased by the Company to determine whether the chemical composition of such materials included any Conflict Minerals. As a result of this process, the Company determined that the only Conflict Mineral necessary to the functionality or production of its Products was tin.

Following this determination, the Company conducted a detailed review of the ways in which tin enters the Company’s supply chain and is used by the Company. This review established that the Company uses tin in two forms: tin included in scrap metal and tin in refined forms from mined sources of tin. The tin included in scrap form is considered “conflict free” under the Conflict Minerals Rules. However, because not all of the tin used by the Company in its Products was from scrap sources, it was required to undertake in good faith a reasonable country of origin inquiry to determine the ultimate source of the non-scrap tin used in its operations and whether any of its tin originated or was processed in the Conflict Countries.

The Company engaged in a thorough country of origin inquiry of its supply chain to determine from which mines and smelters its non-scrap tin originated and the various points of custody of such tin prior to being consumed in the Company’s operations. In executing this inquiry, the Company modeled its process after the framework of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. Among other things, this effort included (i) contacting the suppliers from whom the Company purchases non-scrap sources of tin (or other potential tin-containing materials) and discussing with such suppliers’ relevant personnel the source and custody of the tin prior to its delivery to the respective supplier and the Company; (ii) receiving a certification or other form of reasonable assurance from each supplier of tin or other potential tin-containing materials that the tin or other materials delivered to the Company during the 2015 calendar year did not originate in or contain tin from the Conflict Countries and agreeing not to supply such materials in the future without the Company’s prior consent; (iii) sending a letter to each supplier from whom the Company purchases non-scrap tin requesting completion of the Conflict Mineral Reporting Template of the Electric Industry Citizenship Coalition® and the Global e-Sustainability Initiative (“EEIC-GeSI”), which included disclosure as to any mine and/or smelter from which any tin originated or was processed; and (iv) reviewing the tin suppliers included in the CFR Conflict-Free Tin Smelter List maintained by EEIC-GeSI and comparing those parties to the Company’s suppliers of tin to determine whether the Company’s sources of tin had been audited and were considered to be “conflict-free”.

As a result of the Company’s review of its Products, evaluation of its sources of tin and the good faith reasonable country of origin inquiry it performed with respect to such sources, the Company has no reason to believe that any Conflict Minerals necessary for the functionality or production of its Products in 2015 originated in the Conflict Countries or such Conflict Minerals were sourced from scrap materials.

A copy of this conflict minerals disclosure is also available in the “Investors” section of the Company’s website at www.aksteel.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AK STEEL HOLDING CORPORATION

	By:	/s/ Joseph C. Alter
Joseph C. Alter
Corporate Secretary

Dated: May 27, 2016